Exhibit 21.1

List of Subsidiaries of Strong Global Entertainment, Inc.

The following is a list of subsidiaries of Strong Global Entertainment, Inc. immediately following the completion of the Separation.

Subsidiary	Jurisdiction

Strong/MDI Screen Systems, Inc.	British Columbia

Strong Technical Services, Inc.	Nebraska

Strong Studios, Inc.	Delaware